UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                            ACORDA THERAPEUTICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    00484M106
                                 (CUSIP Number)

                               SEPTEMBER 25, 2006
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

               |_| Rule 13d-1(b)

               |X| Rule 13d-1(c)

               |_| Rule 13d-1(d)


_________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 00484M106                   13G                  Pages 2 of 10 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ridgeback Capital Investments Ltd.          00-0000000
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**            (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
 NUMBER OF      5.        SOLE VOTING POWER

  SHARES                  -0-
                --------  ------------------------------------------------------
BENEFICIALLY    6.        SHARED VOTING POWER

 OWNED BY                 3,328,762
                --------  ------------------------------------------------------
   EACH         7.        SOLE DISPOSITIVE POWER

 REPORTING                -0-
                --------  ------------------------------------------------------
PERSON WITH     8.        SHARED DISPOSITIVE POWER

                          3,328,762
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,328,762
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN  SHARES**                                             |_|
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.0%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON**
          OO
--------- ----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 00484M106                   13G                  Pages 3 of 10 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ridgeback Capital Investments LLC          42-1684320
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**            (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
 NUMBER OF      5.        SOLE VOTING POWER

  SHARES                  -0-
                --------  ------------------------------------------------------
BENEFICIALLY    6.        SHARED VOTING POWER

 OWNED BY                 3,328,762
                --------  ------------------------------------------------------
   EACH         7.        SOLE DISPOSITIVE POWER

 REPORTING                -0-
                --------  ------------------------------------------------------
PERSON WITH     8.        SHARED DISPOSITIVE POWER

                          3,328,762
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,328,762
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN  SHARES**                                             |_|
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.0%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON**
          OO
--------- ----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 00484M106                   13G                  Pages 4 of 10 Pages

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wayne Holman
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**            (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------- ----------------------------------------------------------------------
 NUMBER OF      5.        SOLE VOTING POWER

  SHARES                  -0-
                --------  ------------------------------------------------------
BENEFICIALLY    6.        SHARED VOTING POWER

 OWNED BY                 3,328,762
                --------  ------------------------------------------------------
   EACH         7.        SOLE DISPOSITIVE POWER

 REPORTING                -0-
                --------  ------------------------------------------------------
PERSON WITH     8.        SHARED DISPOSITIVE POWER

                          3,328,762
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,328,762
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN  SHARES**                                             |_|
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.0%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON**
          IN
--------- ----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 00484M106                   13G                  Pages 5 of 10 Pages

ITEM 1(A).  NAME OF ISSUER.

     Acorda Therapeutics, Inc. (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Company's principal executive offices are located at 15 Skyline Drive, Hawthorne, New York 10532.

ITEMS 2(A). NAME OF PERSON FILING.

     This statement is filed on behalf of the following persons with respect to shares of common stock of the Company acquired by such persons privately from existing holders (the "Shares"):

     (i) Ridgeback Capital Investments Ltd., a Cayman limited company ("RCI"), with respect to Shares beneficially owned by it;

     (ii) Ridgeback Capital Management LLC, a Delaware limited liability company ("RCM"), with respect to Shares beneficially owned by it; and

     (iii) Wayne Holman, an individual and owner of RCM, with respect to Shares beneficially owned by him.

     The foregoing persons are hereinafter are referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office of each of the Reporting Persons is 430 Park Avenue, 12th Floor, New York, New York 10022.

ITEM 2(C).  CITIZENSHIP.

     RCI is a Cayman Island limited company. RCM is a Delaware limited liability company. Wayne Holman is a United States citizen.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

     Common stock, $0.001 par value per share.

ITEM 2(E).  CUSIP NUMBER.

     00484M106

CUSIP NO. 00484M106                   13G                  Pages 6 of 10 Pages

ITEM 3.

     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under Section 15 of the Act,

         (b)          |_| Bank as defined in Section 3(a)(6) of the Act,

         (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e)          |_|  Investment  Adviser  in  accordance  with Rule  13d-1
                      (b)(1)(ii)(E),

         (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

         (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

         (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i)          |_| Church Plan that is excluded from the definition of an
                      investment   company   under   Section   3(c)(14)  of  the
                      Investment Company Act of 1940,

         (j)          |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: |X|

ITEM 4.     OWNERSHIP.

     The percentages used herein are calculated based upon 19,630,636 shares issued and outstanding, as of August 14, 2006, based upon the Company's Form 10-Q for the quarterly period ending June 30, 2006. As of the close of business on October 5, 2006, the Reporting Persons beneficially owned shares of the Company's common stock in the amounts and percentages listed below:

         A. RIDGEBACK CAPITAL INVESTMENTS LTD.

          (a) Amount beneficially owned: 3,328,762

          (b) Percent of class: 17.0%

          (c)  (i) Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 3,328,762

CUSIP NO. 00484M106                   13G                  Pages 7 of 10 Pages

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 3,328,762

          B. RIDGEBACK CAPITAL MANAGEMENT LLC

          (a) Amount beneficially owned: 3,328,762

          (b) Percent of class: 17.0%

          (c)  (i) Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 3,328,762

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 3,328,762

          C. WAYNE HOLMAN

          (a) Amount beneficially owned: 3,328,762

          (b) Percent of class: 17.0%

          (c)  (i) Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 3,328,762

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 3,328,762

     Wayne Holman and RCM do not own any Shares directly. Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held by RCI. Wayne Holman controls RCM. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Wayne Holman and RCM may be deemed to own beneficially all of the Shares (constituting approximately 17.0% of the shares outstanding). Both Wayne Holman and RCM disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

CUSIP NO. 00484M106                   13G                  Pages 8 of 10 Pages

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable.

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10.    CERTIFICATIONS.

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00484M106                   13G                  Pages 9 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 5, 2006
                                                              *
                                           By: ---------------------------------
                                               Wayne Holman, individually


                                              RIDGEBACK CAPITAL INVESTMENTS LTD.

                                                              *
                                           By: ---------------------------------
                                               Name: Wayne Holman
                                               Title: Director


                                              RIDGEBACK CAPITAL MANAGEMENT LLC

                                                              *
                                           By: ---------------------------------
                                               Name: Wayne Holman
                                               Title: Managing Member


*By: /s/ Bud Holman
     -----------------------------
     Bud Holman, Attorney-in-Fact
     Power of attorney filed as an exhibit hereto

CUSIP NO. 00484M106                   13G                  Pages 10 of 10 Pages


                                  EXHIBIT INDEX

EXHIBIT NUMBER    EXHIBIT DESCRIPTION
--------------    -------------------
24.1              Power of Attorney

99.1              Joint Filing Agreement